UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:____________	Commission File Number ____________

DHX MEDIA LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

7829 – Motion Picture Distribution Services
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

1478 Queen Street
Halifax, Nova Scotia, B3J 2H7, Canada
(902) 423-0260
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
111 Eighth Avenue

13th Floor

New York, NY 10011

(212) 590-9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Mark Gosine DHX Media Ltd. 1478 Queen Street Halifax, Nova Scotia, B3J 2H7, Canada (902) 423-0260	Thomas M. Rose Troutman Sanders LLP 401 9th Street, N.W., Suite 1000 Washington, D.C. 20004-2134 (757) 687-7715

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Variable Voting Shares, without par value	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☐ NO ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ☐ NO ☐

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. Please see “Management Discussion and Analysis” on page 2 of the Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2015 of DHX Media Ltd. (the “Registrant”), attached as Exhibit 99.33 to this Registration Statement on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Registration Statement on Form 40-F in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

The documents filed or incorporated by reference as Exhibits 99.1 through 99.165, each of which is incorporated by reference in this Registration Statement on Form 40-F, contain all information material to an investment decision that the Registrant, since July 1, 2013: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.164 and Exhibit 99.165, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF VARIABLE VOTING SHARES

The disclosure containing a description of the securities to be registered is included under the heading “Summary of the Rights, Privileges, Restrictions and Conditions of the Variable Voting Shares, Common Voting Shares and Non-Voting Shares” beginning on page 9 of the Registrant’s Management Information Circular for the Special Meeting of Shareholders held on September 30, 2014, attached hereto as Exhibit 99.44; and under Note 10 “Share capital and contributed surplus” on page 16 of the Registrant’s Unaudited Interim Condensed Consolidated Financial Statements for the period ended March 31, 2015, attached hereto as Exhibit 99.34.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2014, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bank indebtedness(1)	$4,930	$4,930	-	-	-
Capital lease for equipment(2)	$536	$228	$278	$30	-
Long-term debt payments (principal and interest)(3)	$74,982	$10,715	$64,267	-	-
Operating leases(4)	$9,620	$3,174	$5,361	$934	$151
Total Contractual Obligations(5)	$90,068	$19,047	$69,906	$964	$151

(1)	Revolving facility with a maximum amount of $20.0 million bearing implied interest based on Bankers Acceptances (as defined in the Registrant’s Amended and Restated Senior Secured Credit Agreement dated March 14, 2014 among the Registrant, as borrower, and the lenders party thereto) at 3.40%.
(2)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from December 2014 to February 2019. Principal balances are included in Note 11 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2014 (a copy of which is filed herewith as Exhibit 99.12).
(3)	See Note 11c to the Registrant’s Audited Consolidated Financial Statements for year ended June 30, 2014 for details (a copy of which is filed herewith as Exhibit 99.12).
(4)	See Note 19 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2014 for details (a copy of which is filed herewith as Exhibit 99.12).
(5)	In addition to the totals above, as of June 30, 2014, the Registrant had interim production financing owing in the amount of $35.96 million (see Note 11b to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2014 for further details, a copy of which is filed herewith as Exhibit 99.12).

The following table lists, as of March 31, 2015, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bank indebtedness(1)	-	-	-	-	-
Capital lease for equipment(2)	$3,195	$900	$1,935	$360	-
Other liability(3)	$17,313	$2,473	$4,946	$4,946	$4,948
Long-term debt payments (principal and interest)(4)	$378,260	$7,003	$54,745	$52,428	$264,084
Operating leases(5)	$19,106	$1,626	$10,914	$5,014	$1,552
Total Contractual Obligations(6)	$417,874	$12,002	$72,540	$62,748	$270,584

(1)	Revolving facility with a maximum amount of $30.0 million bearing implied interest based on Bankers Acceptances (as defined in the Registrant’s Amended and Restated Senior Secured Credit Agreement dated March 14, 2014 among the Registrant, as borrower, and the lenders party thereto) at 5.04%.
(2)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from September 2015 to February 2019. Principal balances are included in Note 9 to the Registrant’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended March 31, 2015.

(3)	Other liability includes tangible benefit obligation per DHX Television acquisition (see Note 3 to the Registrant’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended March 31, 2015 for details).
(4)	See Note 9c to the Registrant’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended March 31, 2015 for details.
(5)	Pursuant to operating leases. See Note 16 to the Registrant’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended March 31, 2015 for details.
(6)	In addition to the totals above, the Registrant has interim production financing owing in the amount of $56.27 million (see note 9b to the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2015 for further details).

Note Regarding Certain Exhibits to the Form 40-F

The Registrant’s Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended December 31, 2013 and 2012, included in Exhibit 99.18, were not reviewed at the time of original filing, but have subsequently been reviewed by the Registrant's auditor.

The Registrant’s Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended March 31, 2014 and 2013, included in Exhibit 99.22, were not reviewed at the time of original filing, but have subsequently been reviewed by the Registrant's auditor.

The Unaudited Interim Condensed Combined Carve Out Financial Statements for the Period Ended February 28, 2014 for the Epitome Group, included in Exhibit 99.144, were not reviewed at the time of original filing, but have subsequently been reviewed by the Registrant's auditor.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant has filed with the Commission a Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DHX MEDIA LTD.

	By:	/s/ Keith Abriel
Name: Keith Abriel
Title: Chief Financial Officer

Date: May 28, 2015

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement.

Exhibit	Description

Annual Information

99.1	Annual Information Form for the Year ended June 30, 2013

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2013

99.3	Form 52-109F1 – Certification of Annual Filings – CEO

99.4	Form 52-109F1 – Certification of Annual Filings – CFO

99.5	Audited Annual Consolidated Financial Statements of the Years Ended June 30, 2013 and 2012

99.6	Annual Information Form for the Year Ended June 30, 2014

99.7	Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2014

99.8	Form 52-109F1 – Certification of Annual Filings – CEO

99.9	Form 52-109F1 – Certification of Annual Filings – CFO

99.10	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for the Year Ended June 30, 2014

99.11	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for the Year Ended June 30, 2013

99.12	Audited Annual Consolidated Financial Statements of the Years Ended June 30, 2014 and 2013

Quarterly Information

99.13	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2013 and 2012

99.14	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended September 30, 2013 and 2012

99.15	Form 52-109F2 – Certification of Interim Filings – CEO

99.16	Form 52-109F2 – Certification of Interim Filings – CFO

99.17	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended December 31, 2013 and 2012

99.18	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended December 31, 2013 and 2012

Exhibit	Description

99.19	Form 52-109F2 – Certification of Interim Filings – CEO

99.20	Form 52-109F2 – Certification of Interim Filings – CFO

99.21	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2014 and 2013

99.22	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended March 31, 2014 and 2013

99.23	Form 52-109F2 – Certification of Interim Filings – CEO

99.24	Form 52-109F2 – Certification of Interim Filings – CFO

99.25	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2014 and 2013

99.26	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended September 30, 2014 and 2013

99.27	Form 52-109F2 – Certification of Interim Filings – CEO

99.28	Form 52-109F2 – Certification of Interim Filings – CFO

99.29	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended December 31, 2014 and 2013

99.30	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended December 31, 2014 and 2013

99.31	Form 52-109F2 – Certification of Interim Filings – CEO

99.32	Form 52-109F2 – Certification of Interim Filings – CFO

99.33	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2015 and 2014

99.34	Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended March 31, 2015 and 2014

99.35	Form 52-109F2 – Certification of Interim Filings – CEO

99.36	Form 52-109F2 – Certification of Interim Filings – CFO

Shareholder Meeting Materials

99.37	Notice of Meeting and Record Date for the annual shareholder meeting held on December 11, 2013

99.38	Notice of annual shareholder meeting held on December 11, 2013

99.39	Management Information Circular for the annual shareholder meeting held on December 11, 2013

99.40	Form of proxy for the annual shareholder meeting held on December 11, 2013

99.41	Report of voting results at the annual shareholder meeting held on December 11, 2013

99.42	Notice of Meeting and Record Date for the special shareholder meeting held on September 30, 2014

99.43	Notice of special meeting of shareholders held on September 30, 2014

99.44	Management Information Circular for the special shareholder meeting held September 30, 2014

Exhibit	Description

99.45	Form of proxy for the special shareholder meeting held on September 30, 2014

99.46	Report of voting results at the special shareholder meeting held on September 30, 2014

99.47	Notice of Meeting and Record Date for the annual shareholder meeting held on December 15, 2014

99.48	Notice of annual meeting of shareholders held on December 15, 2014

99.49	Management Information Circular for the annual meeting of shareholders held on December 15, 2014

99.50	Form of proxy for the annual shareholder meeting held on December 15, 2014

99.51	Report of voting results at the annual shareholder meeting held on December 15, 2014

Material Change Reports

99.52	Material Change Report dated November 1, 2013

99.53	Material Change Report dated December 6, 2013

99.54	Material Change Report dated December 18, 2013

99.55	Material Change Report dated April 11, 2014

99.56	Material Change Report dated August 8, 2014

99.57	Material Change Report dated October 16, 2014

99.58	Material Change Report dated November 24, 2014

99.59	Material Change Report dated December 11, 2014

Press Releases

99.60	Press Release dated July 11, 2013

99.61	Press Release dated July 17, 2013

99.62	Press Release dated August 6, 2013

99.63	Press Release dated September 16, 2013

99.64	Press Release dated September 18, 2013

99.65	Press Release dated September 19, 2013

99.66	Press Release dated September 23, 2013

99.67	Press Release dated October 3, 2013

99.68	Press Release dated October 15, 2013

Exhibit	Description

99.69	Press Release dated October 29, 2013

99.70	Press Release dated November 1, 2013

99.71	Press Release dated November 12, 2013

99.72	Press Release dated November 14, 2013

99.73	Press Release dated November 21, 2013

99.74	Press Release dated November 28, 2013

99.75	Press Release dated November 29, 2013

99.76	Press Release dated December 12, 2013

99.77	Press Release dated December 12, 2013

99.78	Press Release dated December 18, 2013

99.79	Press Release dated December 20, 2013

99.80	Press Release dated January 9, 2014

99.81	Press Release dated January 16, 2014

99.82	Press Release dated January 22, 2014

99.83	Press Release dated January 24, 2014

99.84	Press Release dated February 5, 2014

99.85	Press Release dated February 12, 2014

99.86	Press Release dated February 13, 2014

99.87	Press Release dated March 4, 2014

99.88	Press Release dated March 13, 2014

99.89	Press Release dated April 10, 2014

99.90	Press Release dated April 24, 2014

99.91	Press Release dated May 8, 2014

99.92	Press Release dated May 14, 2014

99.93	Press Release dated May 20, 2014

99.94	Press Release dated June 9, 2014

Exhibit	Description

99.95	Press Release dated June 18, 2014

99.96	Press Release dated July 24, 2014

99.97	Press Release dated July 31, 2014

99.98	Press Release dated August 5, 2014

99.99	Press Release dated August 12, 2014

99.100	Press Release dated September 3, 2014

99.101	Press Release dated September 8, 2014

99.102	Press Release dated September 19, 2014

99.103	Press Release dated September 22, 2014

99.104	Press Release dated September 24, 2014

99.105	Press Release dated September 25, 2014

99.106	Press Release dated September 30, 2014

99.107	Press Release dated October 2, 2014

99.108	Press Release dated October 7, 2014

99.109	Press Release dated October 9, 2014

99.110	Press Release dated October 9, 2014

99.111	Press Release dated November 10, 2014

99.112	Press Release dated November 10, 2014

99.113	Press Release dated November 13, 2014

99.114	Press Release dated November 14, 2014

99.115	Press Release dated November 19, 2014

99.116	Press Release dated November 25, 2014

99.117	Press Release dated December 2, 2014

99.118	Press Release dated December 2, 2014

99.119	Press Release dated December 4, 2014

99.120	Press Release dated December 11, 2014

Exhibit	Description

99.121	Press Release dated December 15, 2014

99.122	Press Release dated December 16, 2014

99.123	Press Release dated December 18, 2014

99.124	Press Release dated December 23, 2014

99.125	Press Release dated January 14, 2015

99.126	Press Release dated January 21, 2015

99.127	Press Release dated January 22, 2015

99.128	Press Release dated January 28, 2015

99.129	Press Release dated February 5, 2015

99.130	Press Release dated February 17, 2015

99.131	Press Release dated February 17, 2015

99.132	Press Release dated February 26, 2015

99.133	Press Release dated March 2, 2015

99.134	Press Release dated March 12, 2015

99.135	Press Release dated April 1, 2015

99.136	Press Release dated April 15, 2015

99.137	Press Release dated April 23, 2015

99.138	Press Release dated May 4, 2015

99.139	Press Release dated May 12, 2015

99.140	Press Release dated May 14, 2015

99.141	Press Release dated May 20, 2015

99.142	Press Release dated May 28, 2015

Constating Document

99.143	Certificate of Amendment of the Articles of DHX Media Ltd. dated October 6, 2014

Business Acquisition Report

99.144	Business Acquisition Report dated June 17, 2014 for the April 3, 2014 acquisition of the Epitome group of companies

99.145	Business Acquisition Report dated October 14, 2014 for the July 31, 2014 acquisition of 8504601 Canada Inc.

Prospectuses and Corresponding Documents

99.146	Preliminary Short Form Prospectus dated November 4, 2013

Exhibit	Description

99.147	Underwriting Agreement, dated November 4, 2013, by and among DHX Media Ltd, Canaccord Genuity Corp., RBC Dominion Securities Inc., Scotia Capital Inc., Byron Capital Markets Ltd., GMP Securities L.P., Euro Pacific Canada Inc., Jacob Securities Inc., and Global Maxfin Capital Inc.

99.148	Receipt dated November 4, 2013 for the Preliminary Short Form Prospectus dated November 4, 2013

99.149	Final Short Form Prospectus dated November 14, 2013

99.150	Amendment to Underwriting Agreement, dated November 14, 2013, by and among DHX Media Ltd, Canaccord Genuity Corp., RBC Dominion Securities Inc., Scotia Capital Inc., Byron Capital Markets Ltd., GMP Securities L.P., Euro Pacific Canada Inc., Jacob Securities Inc., and Global Maxfin Capital Inc.

99.151	Receipt dated November 14, 2013 for the Preliminary Short Form Prospectus dated November 14, 2013

99.152	Preliminary Short Form Prospectus dated December 18, 2013

99.153	Underwriting Agreement, dated December 18, 2013, by and among DHX Media Ltd, Canaccord Genuity Corp., RBC Dominion Securities Inc., and Scotia Capital Inc.

99.154	Receipt dated December 18, 2013 for the Preliminary Short Form Prospectus dated December 18, 2013

99.155	Final Short Form Prospectus dated December 30, 2013

99.156	Receipt dated December 30, 2013 for the Short Form Prospectus dated December 30, 2013

Material Agreements

99.157	Share Purchase Agreement dated as of November 27, 2013 between DHX Media Ltd. and Bell Media Inc.

99.158	Purchase Agreement dated April 3, 2014 by and among DHX Media Ltd., Linda Schuyler, and Epitome Group Holdings Inc.

99.159	Amending Agreement dated June 2, 2014 by and among DHX Media Ltd., Skystone Media Inc. and Linda Schuyler

99.160	Amending Agreement dated July 22, 2014 by and among DHX Media Ltd., Skystone Media Inc. and Linda Schuyler

99.161	First Amending Agreement dated July 30, 2014 by and between DHX Media Ltd. and Bell Media Inc.

99.162	Asset Purchase and Sale Agreement dated November 13, 2014 by and among DHX Media (Toronto) Ltd., Echo Bridge Entertainment, LLC and Alliance Atlantis International Distribution, LLC

99.163	Agreement for the purchase of all the shares of Nerd Corps Entertainment Inc. dated as of December 1, 2014

Exhibit	Description

Consent

99.164	Consent of Independent Auditor – PricewaterhouseCoopers LLP

99.165	Consent of Independent Auditor – Ernst & Young LLP